UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the fiscal year ended		May 31, 2013

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the transition period from	to

	Commission file number		1-14201

MESQUITE POWER LLC SAVINGS PLAN

(Full title of the Plans)

SEMPRA ENERGY

(Name of the issuer of the securities held pursuant to the Plan)

101 Ash Street, San Diego, California 92101

(Address of principal executive office of the issuer)

AUDITED FINANCIAL STATEMENT

Mesquite Power LLC Savings Plan

SIGNATURE

EXHIBITS

23.0  Consent of Independent Registered Public Accounting Firm

Mesquite Power LLC

Savings Plan

Financial Statements as of May 31, 2013 (Date of Merger) and December 31, 2012 and for the Five-Month Period ended May 31, 2013 (Date of Merger), and Report of Independent Registered Public Accounting Firm

MESQUITE POWER LLC SAVINGS PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of May 31, 2013 (Date of Merger) and December 31, 2012	2

Statement of Changes in Net Assets Available for Benefits for the Five-Month Period Ended May 31, 2013 (Date of Merger)	3

Notes to Financial Statements as of May 31, 2013 (Date of Merger) and December 31, 2012 and for the Five-Month Period Ended May 31, 2013 (Date of Merger)	4–12

NOTE: Schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the
Mesquite Power LLC Savings Plan
San Diego, California

We have audited the accompanying statements of net assets available for benefits of the Mesquite Power LLC Savings Plan (the “Plan”) as of May 31, 2013 (date of merger) and December 31, 2012, and the related statement of changes in net assets available for benefits for the five-month period ended May 31, 2013 (date of merger). These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of May 31, 2013 (date of merger) and December 31, 2012, and the changes in net assets available for benefits for the five-month period ended May 31, 2013 (date of merger), in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the Plan merged into the Sempra Energy Savings Plan effective May 31, 2013.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
November 26, 2013

MESQUITE POWER LLC SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF MAY 31, 2013 (DATE OF MERGER) AND DECEMBER 31, 2012

	May 31,	December 31,
	2013	2012

INVESTMENT —
Investment in Sempra Energy Savings Master Trust, at fair value	$-	$4,446,721

RECEIVABLES:
Notes receivable from participants		233,419
Employer contributions	-	228,520
Participant contributions	-	11,290
Dividends	-	10,850

Total receivables	-	484,079

NET ASSETS AVAILABLE FOR BENEFITS	$-	$4,930,800

See notes to financial statements.

MESQUITE POWER LLC SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE FIVE-MONTH PERIOD ENDED MAY 31, 2013 (DATE OF MERGER)

ADDITIONS:
Net investment income — Plan interest in Sempra Energy Savings Master Trust investment income	$364,856

Contributions:
Employer	36,912
Participant	48,778

Total contributions	85,690

Interest income on notes receivable from participants	2,018

Total additions	452,564

DEDUCTIONS:
Distributions to participants or their beneficiaries	2,711,822
Administrative expenses	1,162

Total deductions	2,712,984

DECREASE IN NET ASSETS BEFORE PLAN TRANSFERS	(2,260,420)

PLAN TRANSFERS:
Merged into Sempra Energy Savings Plan	(2,412,358)
Transfers to Sempra Energy Savings Plan	(258,022)

Total plan transfers	(2,670,380)

DECREASE IN NET ASSETS	(4,930,800)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	4,930,800

End of period	$-

See notes to financial statements.

MESQUITE POWER LLC SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF MAY 31, 2013 (DATE OF MERGER) AND DECEMBER 31, 2012

AND FOR THE FIVE-MONTH PERIOD ENDED MAY 31, 2013 (DATE OF MERGER)

1.                    PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Mesquite Power LLC Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Plan Merger — In February 2013, Sempra Natural Gas sold one 625-megawatt (MW) block of its 1,250-MW Mesquite Power natural gas-fired power plant in Arizona. As a result of the sale and desire to maintain efficient business operations, the Plan was merged into the Sempra Energy Savings Plan (Sempra Plan) effective May 31, 2013 (date of merger). As a result, on June 3, 2013, $2,412,358, the fair value of the participants’ account balances on the merger date, was transferred into the Sempra Plan from the Plan. Effective May 1, 2013, the Plan stopped accepting new participants and disallowed employer or employee contributions.

General —The Plan was a defined contribution plan that provided employees of Mesquite Power LLC (the Company or Employer) with retirement benefits. Prior to the effective date of the merger, employees were able to participate immediately in the Plan and, after one year in which they completed 1,000 hours of service, received an Employer matching contribution. Employees could make regular savings investments in the common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Pension and Benefits Committee of Sempra Energy controlled and managed the operation and administration of the Plan. T. Rowe Price (TRP or the Trustee) served as the Trustee of the Plan. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions — Prior to May 1, 2013, contributions to the Plan could be made under the following provisions:

Participating Employee Contributions — Under the terms of the Plan, participants were allowed to contribute up to 50% of eligible pay on a pretax basis. The Internal Revenue Code (IRC) limited total individual pretax contributions to $17,500 for 2013. Catch-up contributions were permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $5,500 on a pretax basis for 2013. The Plan allowed for automatic enrollment of newly hired employees who either did not elect a specific deferral percentage or did not opt out of the Plan. The automatic deferral was an amount equal to 3% of eligible pay that increased each May 1 by 1% up to a maximum of 6%. The default investment vehicle for these deferrals in 2013 was the T. Rowe Price Retirement Active Trust option with the age-appropriate asset allocation of stocks and bonds based on the assumption that the employee would retire at age 65.

Employer Nonelective Matching Contributions — The Company made contributions to the Plan equal to 100% of the participant’s contributions up to 6% of eligible pay, each pay period. Prior to September 1, 2012, the Company’s matching contributions were invested in Sempra Energy common stock. As of September 1, 2012, the Company’s matching contributions were made in Sempra Energy common stock, cash, or any combination thereof and invested according to each participant’s investment election.

Discretionary Incentive Contribution —If established performance goals and targets of the Company were met in accordance with the terms of the incentive guidelines established each year, the Company made an incentive contribution of not less than 3% and up to 6% of the participant’s eligible pay. No discretionary incentive contributions were made for the five-month period ended May 31, 2013 (date of merger).

Participant Accounts — Prior to the effective date of the merger, a separate account was established and maintained in the name of each participant. Each participant’s account reflected the participant’s contributions, the Employer’s nonelective matching and discretionary incentive contributions, the earnings and losses attributed to each investment, benefit distributions, and certain administrative expenses as described in Note 2 below. Participants were allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance.

Participants were allowed to redirect up to 100% of the shares in the Employer matching account into any of the Plan’s designated investments.

Vesting — Prior to the effective date of the merger, all participant accounts were fully vested and nonforfeitable at all times.

Investment Options — Prior to the effective date of the merger, all investments were held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elected to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds, or common/collective trusts offered by T. Rowe Price, Fidelity Investment Managers, and the Vanguard Group. Effective January 1, 2012, TradeLink Plus brokerage accounts were available as an investment option. The Plan allowed participants to invest a maximum of 50% of the entire value of their Plan account within their TradeLink Plus account. TradeLink Plus accounts allowed participants to invest in any listed fund or security except Sempra Energy common stock.

Payment of Dividends — Prior to the effective date of the merger, participants could elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in their account or to reinvest those dividends in Sempra Energy common stock. Former employees that elected to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account received such dividends in cash or had them reinvested in Sempra Energy common stock, based on their election on the date of termination of employment with the Company, retirement, or permanent disability.

Payment of Benefits — Prior to the effective date of the merger, upon termination of employment with the Company, retirement, or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 were given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump-sum payment in cash, or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. In addition to the benefit payment options above, effective July 1, 2012, Plan participants could have elected to have all Plan benefits paid in monthly, quarterly, semi-annual, or annual installments over a period of years not to exceed their life expectancy, or have all or a portion of their benefits paid in periodic annual payments. The accounts of terminated participants with account balances from $1,000 to $5,000 that did not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account were automatically rolled into an individual retirement account with T. Rowe Price. Terminated participants with account balances less than $1,000 automatically received a lump-sum cash payment.

Related-Party Transactions — Prior to the effective date of the merger, certain Plan investments, held through the Master Trust, were shares of investment funds managed by T. Rowe Price, the Plan’s trustee. Additionally, the Plan issued loans to participants, which were secured by the balances in the participants’ accounts. These transactions qualified as exempt party-in-interest transactions.

At May 31, 2013 (date of merger) and December 31, 2012, the Plan held, through the Master Trust, no shares and 18,082 shares, respectively, of common stock of Sempra Energy, the parent company of the sponsoring employer, and recorded related dividend income of $17,194 during the period from January 1, 2013 through May 31, 2013 (date of merger).

Certain administrative functions of the Plan were performed by officers or employees of Sempra Energy. No such officer or employee received compensation from the Plan.

Participant Loans — Prior to the effective date of the merger, participants were able to borrow from their accounts (see Note 4).

2.                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invested in the Master Trust, which utilized various investment instruments, including common stock, mutual funds, common collective trusts, and a stable value fund. Investment securities, in general, are subject to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it was reasonably possible that changes in the values of investment securities would occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.  No material changes occurred as a result of these risks in the five-month period ended May 31, 2013 (date of merger).

Investment Valuation and Income Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses.

The Master Trust’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments — Prior to the effective date of the merger, benefits were recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of May 31, 2013 (date of merger) and December 31, 2012.

Administrative Expenses — Prior to the effective date of the merger, certain administrative expenses were paid directly by the Company, such as legal and accounting fees. Effective January 1, 2012, each participant was charged a flat, monthly recordkeeping fee after 23 months of employment and, if applicable, loan initiation, short-term trading and redemption fees. The Company paid the flat, monthly recordkeeping fee for each participant during their first 23 months of employment. All investment fees were deducted from participants’ investment earnings.

Subsequent Events — Management has evaluated subsequent events through the date the financial statements were issued, and no events have occurred that require consideration as adjustments to or disclosures in the financial statements.

3.                    TAX STATUS

The Internal Revenue Service (IRS) determined and informed the Company by a letter dated July 10, 2013, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Company received a Letter of Compliance from the IRS on August 23, 2012 with respect to its Voluntary Compliance Program (VCP) submission under the IRS’ Employee Plan Compliance Resolution System (EPCRS) correction program. The filing was made due to the fact that required amendments in 2003 and 2004 were not timely adopted. Also, the Company was notified by T. Rowe Price in 2011, in its capacity as recordkeeper, of administrative errors involving certain Plan participants’ loans. T. Rowe Price has disclosed these administrative errors to the IRS through a group VCP submission under the IRS’ EPCRS correction program. The Company has reviewed these matters and elected to participate in the group filing. The Company also elected to immediately make the necessary corrections to affected participant loans and does not expect the matter to affect the Plan’s tax status. There was no material impact on the Plan’s net assets available for benefits due to these administrative errors. The Company and T. Rowe are waiting to receive IRS approval regarding the group VCP filing.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

4.                    PARTICIPANT LOANS

Prior to the effective date of the merger, the Plan permitted participants to borrow against the balances in their individual accounts. A participant was limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever was less. The minimum amount that could be borrowed was $1,000, and the fee charged for processing a loan was paid by the participant who took out the loan. Participants were allowed to have one loan outstanding. If a participant defaults on a loan, it becomes a deemed distribution from the Plan to the participant. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All loans bore interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan was made. As of December 31, 2012, interest rates on loans ranged from 4.25% to 9.25%, and the loans had maturity dates through 2025. The Plan’s participant loans, carried at outstanding loan balances plus accrued interest, are presented as Notes receivable from participants on the statements of net assets available for benefits. As a result of the plan merger described above all outstanding loans  were transferred from the Plan into the Sempra Plan as of May 31, 2013 (date of merger).

5.                    INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s investments are held in a trust account at TRP, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the investments of the Master Trust is based on the individual Plan participants’ investment balances. Investment income is allocated by the Trustee on a daily basis through a valuation of each participating plan’s investments and each participant’s share of each investment. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund. At May 31, 2013 (date of merger), the Plan no longer held an interest in the Master Trust as a result of the merger. At December 31, 2012, the Plan had less than a 1% interest in the investments of the Master Trust.

The investments of the Master Trust at December 31, 2012, are summarized as follows:

At fair value:
Sempra Energy common stock	$1,099,421
Mutual funds:
Domestic stock funds	252,322
Bond funds	138,534
Other	23,681
At estimated fair value:
Stable value fund	156,674
Common/collective trusts	939,201

Master Trust investments	$2,609,833

Plan’s interest in the Master Trust	$4,447

Net appreciation (depreciation) of investments and dividend income for the Master Trust for the five-month period ended May 31, 2013, are as follows:

Net appreciation (depreciation) of investments at fair value:
Sempra Energy common stock	$160,147
Mutual funds:
Domestic stock funds	37,489
Bond funds	(3,812)
Other	1,140
Net appreciation of investments at estimated fair value:
Common collective trusts	94,336

Net appreciation of investments	$289,300

Dividend income	$21,268

The following investments held by the Plan through the Master Trust represent 5% or more of the Plan’s assets at December 31, 2012:

Sempra Energy Common Stock *	$ 1,283
T. Rowe Price Stable Value Fund N *	711
Retirement 2030 Active Trust *	547
Retirement 2035 Active Trust *	397
Retirement 2040 Active Trust *	333
Retirement 2025 Active Trust *	258

* Parties-in-interest.

6.                    FAIR VALUE MEASUREMENTS (DOLLARS IN THOUSANDS)

In accordance with current GAAP, the Plan and Master Trust classify their investments based on a fair value hierarchy that prioritizes the inputs used to measure fair value, as follows:

Level 1 — which refers to securities valued using quoted prices from active markets for identical assets;

Level 2 — which refers to securities not traded on an active market but for which observable market inputs are readily available; and

Level 3 — which refers to securities valued based on significant unobservable inputs.

Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

There were no investments held the by the Plan as of May 31, 2013 (date of merger).

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value or estimated fair value on a recurring basis at December 31, 2012, by major category of debt and equity securities determined by the nature and risk of the investments:

	Master Trust Fair Value Measurements
	at December 31, 2012
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$1,099,421	$-	$-	$1,099,421

Mutual funds:
Domestic stock funds	252,322	-	-	252,322
Bond funds	138,534	-	-	138,534
Other	23,681	-	-	23,681

Total mutual funds	414,537	-	-	414,537

Stable value fund	-	156,674	-	156,674

Common/collective trusts:
Retirement active	-	498,483	-	498,483
Domestic small-cap core equity	-	170,222	-	170,222
International equity commingled pool	-	85,591	-	85,591
Domestic treasury money market	-	65,192	-	65,192
Equity income	-	60,738	-	60,738
Growth stock	-	58,975	-	58,975

Total common/collective trusts	-	939,201	-	939,201

Total investments at fair value	$1,513,958	$1,095,875	$-	$2,609,833

The Master Trust’s policy is to recognize transfers between levels as of the end of the reporting period. There were no transfers into or out of Level 1, Level 2 or Level 3 for the Plan or Master Trust during the period presented.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan and those held as underlying investments of the Master Trust:

Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).

Mutual Funds — Mutual fund investments are valued using quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Stable Value Fund — Participation units in the stable value fund, which is a collective trust, are valued based upon the net asset values (NAV) of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (Level 2 inputs) (see Note 7).

Common Collective Trusts —Participation units held in collective trusts, other than stable value funds, are valued based on the NAVs reported by the trust managers as of the financial statement dates, which may reflect recent transaction prices (Level 2 inputs). Each collective trust provides for daily redemptions by the Plan at reported NAVs per share, with no advance notice requirement.

The methods described are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

7.                    STABLE VALUE FUND

Through the Master Trust, the Plan invested in the T. Rowe Price Stable Value Common Trust Fund (the Fund) sponsored by T. Rowe Price Group, Inc. The Fund invests primarily in conventional guaranteed investment contracts and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with providing stability of investment return, preservation of capital, and liquidity to pay plan benefits of its retirement plan investors.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV. Distribution to the Fund’s unit-holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain the stable NAV per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value (the fund’s constant NAV). Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable. The adjustment of the Fund’s fair value to contract value required by GAAP in the Statement of Net Assets Available for Benefits was not included as of December 31, 2012 as it was immaterial.

The average yields of the Fund for the year ended December 31, 2012, were as follows:

December 31,
2012

Based on annualized earnings (1)	2.36%
Based on interest rate credited to participants (2)	2.45

(1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

8.                    NET ASSET VALUE PER SHARE (DOLLARS IN THOUSANDS)

The following tables set forth a summary of the investments held with a reported NAV by the Master Trust as well as the Plan’s portion held through the Master Trust:

	At December 31, 2012
	Fair Value				Other	Redemption
	Master	Plan	Unfunded	Redemption	Redemption	Notice
Investment	Trust	Share	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable
Value Fund (1)	$156,674	$711	$-	Daily	(1)	(1)
Pyramis Select
International Equity
Commingled Pool
Fund (2)	85,591	64	-	Daily	(2)	None
T. Rowe Price Retirement
Active Trusts (3)	498,483	1,739	-	Daily	None	None
T. Rowe Price U.S. Small-Cap
Core Equity Trust (4)	170,222	145	-	Daily	None	None
T. Rowe Price U.S. Treasury
Money Market Trust (5)	65,192	-	-	Daily	None	None
T. Rowe Price Equity
Income Trust (6)	60,738	127	-	Daily	None	None
T. Rowe Price Growth
Stock Trust (7)	58,975	135	-	Daily	None	None

Total	$1,095,875	$2,921	$-

(1)          The Fund strategies seek to maximize current income while maintaining invested principal. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the investment for any purpose other than for benefit payments, making participant loans, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the Fund due to the termination of the Master Trust.

(2)          The pool strategies seek long-term growth of capital primarily through investment in foreign securities. There is a 1% redemption fee for units held less than 30 days.

(3)          The trusts’ strategies seek increasingly conservative investment over time through investment in a diversified portfolio of underlying trusts that represent various asset classes and sectors, with approximately 40% of its assets invested in equity-based underlying trusts and approximately 60% invested in fixed income-based underlying trusts.

(4)          The trust strategies seek to provide long-term capital growth by investing primarily in the stocks of small companies.

(5)          The trust strategies seek to maximize safety of capital; liquidity; and, consistent with these objectives, the highest available current income by investing in short-term U.S. Treasury obligations and repurchase agreements collateralized by U.S. Treasury obligations.

(6)          The trust strategies seek to provide dividend income and long-term growth of capital through investments in the common stocks of established companies.

(7)          The trust strategies seek to provide long-term capital growth and, secondarily, increase dividend income by investing primarily in common stocks of a diversified group of growth companies.

******

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plans’ sponsors have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

MESQUITE POWER LLC SAVINGS PLAN (Full title of the Plan)

Date: November 26, 2013	By: /s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President - HR, Diversity & Inclusion, Sempra Energy